PMU News Release #05-18 TSX, AMEX Symbol PMU December 13, 2005

PACIFIC RIM ANNOUNCES FISCAL 2006 SECOND QUARTERLY RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the second quarterly period of fiscal 2006 (“Q2 2006”) (the three months ended October 31, 2005). Complete financial statements are included in the Company’s Fiscal 2006 Second Quarter Report to be mailed to shareholders imminently. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is a growth-oriented, revenue generating, environmentally and socially responsible gold exploration company with operational and exploration activities in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold mine in Nevada and cash from the sale of non-core assets to advance its exploration projects, primarily the El Dorado gold project in El Salvador. Pacific Rim’s corporate goal is to become a highly profitable intermediate level gold producer. The Company’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (table is in thousands of US dollars, except per share amounts)

	Three Months ended October 31, 2005 (Q2 2006)	Three Months ended October 31, 2004 (Q2 2005)	Six Months ended October 31, 2005	Six Months ended October 31 2004
Revenue	$1,712	$2,828	$3,430	$6,268
Operating Costs	$1,096	$2,666	$2,000	$5,918
Exploration expenditures	$1,452	$1,998	$2,557	$3,887
Net (loss) before unusual item	$(1,096)	$(2,377)	$(1,623)	$(3,868)
Net income (loss) for the period	$1,208	$(2,382)	$1,727	$(3,720)
Income (Loss) per share - basic and diluted	$0.01	$(0.03)	$0.02	$(0.05)
Cash Flow provided by (used for) operating activities	$1,206	$(267)	$1,122	$(803)
Net increase (decrease) in cash	$1,281	$(107)	$1,467	$240
Common shares outstanding (average)	81,256,654	80,492,361	81,049,744	80,488,781
Fully diluted shares (average)	86,573,654	85,463,094	86,366,744	85,405,681

	October 31, 2005		April 30, 2005
Cash and cash equivalents	$2,261		$794
Total assets	$10,308		$8,618
Total liabilities	$2,563		$3,079
Working Capital	$1,907		$(135)

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Q2 2006 Technical and Corporate Developments

South Minita Drilling
Pacific Rim continued delineation drilling of the South Minita gold zone throughout Q2 2006 in an effort to define the geometry and extent of this important target. South Minita is located 500 meters south of the Minita gold deposit, the subject of the Company’s January 2005 positive pre-feasibility study. Twenty new drill results were reported on during the quarter. Though drilling at South Minita continues at present, management expects to complete the drill delineation of South Minita in early calendar 2006. Results from South Minita to date suggest that this mineralized area consists of a number of zones contained in several sub-parallel veins that cumulatively could be comparable in width and gold grade to the Minita deposit. A resource estimate for the South Minita gold zone is expected to be commissioned by the end of January 2006. Management intends to commission an amended economic evaluation of the El Dorado project, based on the Minita pre-feasibility results with the addition of the South Minita resource, prior to April 30, 2006. A full table of drill results from the El Dorado project is available on the Company’s website (www.pacrim-mining.com).

Santa Rita
Surface rock sampling results from the Company’s recently acquired Santa Rita gold project in El Salvador announced during the quarter indicate high grade gold at surface along a portion of the Trinidad vein, one of two known vein structures on the project. The Santa Rita gold project is located approximately 10 km northwest of the Company’s El Dorado gold project. Pacific Rim is in the process of completing a baseline environmental assessment of the Santa Rita project and will apply for permits to drill test this exciting gold discovery shortly.

Andacollo Monetization
During the Company’s first quarter of fiscal 2006, Pacific Rim accepted an offer from Trend Mining Company (“Trend”) to purchase the Andacollo assets for US $5.4 million, with the settlement and execution of a definitive agreement expected, according to the original letter of intent, no later than August 20, 2005. During the Company’s first quarterly period, Pacific Rim received $0.6 million in payments from Trend to secure their tenure of exclusive due diligence. During Q2 2006 the letter of intent signed between the Company and Trend was amended to provide Trend with a 30 day extension to its exclusive due diligence period (extending the closing date to no later than September 19, 2005). Pacific Rim received a $0.3 million payment from Trend during the quarter in consideration of this extension. On September 21, 2005, a final agreement was signed and the Andacollo sale agreement was closed, at which time Pacific Rim received $2.1 million from Trend. Future payments totaling $2.4 million will be made to the Company under a secured promissory note.

Results of Operations

For the three month period ended October 31, 2005, Pacific Rim recorded net income of $1.2 million or $0.01 per share, compared to a loss of $2.4 million or $0.03 per share for the three month period ended October 31, 2004. This improvement in income, despite lower sales revenues, is primarily due to the $2.3 million recovery of investment in the Andacollo mine during Q2 2006, as well as decreased mine operating costs at the Company’s Denton-Rawhide residual leach gold operation and lower El Dorado project expenditures. The Company recovered $2.3 million from the sale of the Andacollo mine in Q2 2006, for which there is no comparable item during Q2 2005. This recovery, combined with $0.6 million in mine operating income, offset expenses totaling $1.7 million for the second quarter of fiscal 2006 and led to a net income of $1.2 million for Q2 2006.

For the six months ended October 31, 2005, net income was $1.7 million or $0.02 per share compared to a loss of $3.7 million or $0.05 per share for the six months ended October 31, 2004. Revenues from gold production were $2.9 million lower during the current six-month period ($3.4 million for the first six months of fiscal 2006

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compared to $6.3 million for the same period the year earlier) due to the expected overall decline in production at the Denton-Rawhide mine as residual leaching continues. Operating costs, however, declined substantially for the six months ended October 31, 2005 ($2.0 million) compared to the same period the year earlier ($6.8 million) reflecting the lower costs associated with the cessation of mining activity at Denton-Rawhide and a $0.8 million reduction in depreciation, depletion and amortization costs period over period. This led to a mine operating income of $1.4 million for the first six months of fiscal 2006, compared to a mine operating loss of $0.5 million for the first six months of fiscal 2005. Expenses for the first six months of fiscal 2006 were comparable to the same period a year earlier ($3.0 million and $3.4 million, respectively). A $3.4 million recovery of investment in the Andacollo mine during the first six months of fiscal 2006 (compared to $0.1 million in the comparable period a year earlier) combined with the $1.9 million increase in mine operating income period over period, led to a substantial improvement in net income for the first six months of fiscal 2006 ($1.7 million compared to a $3.7 million loss for the first six months of fiscal 2005).

Revenue
Revenue, consisting entirely of the sale of gold and silver from the Denton-Rawhide mine, was $1.7 million in Q2 2006, compared to $2.8 million in Q2 2005. Revenue for the second quarter of fiscal 2006 was lower than the same period of fiscal 2005, despite improvements in the realized gold price ($451 per ounce for Q2 2006 compared to $414 per ounce for Q2 2005), due to a decrease in precious metal production quarter over quarter.

Mine operating expenses were $1.1 million in Q2 2006 compared to $3.0 million in the same period a year earlier. This decrease is a result of a reduction in direct mine operating costs ($1.1 million for Q2 2006 compared to $2.7 million for Q2 2005) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs as Denton-Rawhide nears the end of its projected life and most of the value of its property, plant and equipment has been written off. As a result, there was a $0.6 million mine operating income in Q2 2006 compared to a loss of $0.2 million in Q2 2005.

Expenses
Net non-operating expenses decreased during Q2 2006 to $1.7 million from $2.2 million during Q2 2005. Exploration expenditures of $1.9 million in Q2 2005 included costs related to the Minita pre-feasibility study that was underway at the time. During Q2 2006, with the pre-feasibility study completed, exploration expenditures were reduced to $1.5 million. The reduction in exploration expenses carried through to a minor reduction in net non-operating expenses for the second quarter of fiscal 2006, from $2.2 million for the three months ended October 31, 2004 to $1.7 million for the three months ended October 31, 2005.

Liquidity and Capital Resources

Cash
During Q2 2006, Pacific Rim’s cash and cash equivalents increased by $1.3 million, from $1.0 million at July 31, 2005 to $2.3 million at October 31, 2005. This reflects cash receipts totaling $2.8 million ($0.4 million from Denton-Rawhide operations and $2.4 million net proceeds from the sale of the Andacollo mine), offset by cash outlays totaling $1.5 million ($1.4 million in direct exploration expenditures and $0.2 million in direct general and administrative expenses, less a $0.1 million increase in non-mining accounts payable).

Pacific Rim’s cash position increased by $1.5 million from the Company’s 2005 fiscal year end at April 30, 2005 to the end of Q2 2006 at October 31, 2005. This increase in cash and cash equivalents over the first six months of fiscal 2006 reflects net cash flow from Denton-Rawhide of $0.9 million plus $3.4 million net sales proceeds from the sale of the Andacollo mine offset by cash outlays for expenses totaling $2.8 million ($2.5 million in exploration expenditures and $0.3 million in general and administrative costs).

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Cash Flow Provided by (Used For) Operating Activities
Cash flow provided by operating activities was $1.2 million in Q2 2006 compared to $(0.3) million in Q2 2005. The $1.5 million increase in cash flow provided by operating activities is primarily due to the substantial improvement in net income quarter over quarter.

For the first six months of fiscal 2006, cash flow provided by operating activities increased by $1.9 million, from $(0.8) million for the six month period ended October 31, 2004 to $1.1 million for the six month period ended October 31, 2005. The difference is attributable primarily to a $5.4 million improvement in net income period over period.

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $nil for Q2 2006 compared to $0.05 million provided by investing activities in Q2 2005. This nominal decrease quarter over quarter is a result of reclamation sinking fund withdrawals and proceeds from the disposition of property, plant and equipment in the second quarter of fiscal 2005 for which there is no comparable item in the second quarter of fiscal 2006.

For the first six months of fiscal 2006, cash flow provided by investing activities decreased by $0.9 million, from $0.9 million for the six months ended October 31, 2004 to a negligible amount for the six months ended October 31, 2005. The difference is a result of $0.9 million in proceeds from the sale of Rawhide plant and equipment during the first six months of fiscal 2005, with no amount from the same source in the comparable period of fiscal 2006.

Cash Flow Provided by Financing Activities
During Q2 2006, cash flow provided by financing activities totaled $0.1 million compared to a negligible amount in Q2 2005. The current quarter’s financing cash flow is related to the issuance of 156,800 shares upon the exercise of stock options (at an average price of CDN $0.58 per share).

For the six months ended October 31, 2005, cash flow provided by financing activities was $0.3 million, compared to a negligible amount for the same period a year earlier. Financing cash flow during the current six-month period related to the issuance of 754,100 shares upon the exercise of stock options (at an average price of CDN $0.55 per share).

Working Capital
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $0.8 million at April 30, 2005 to $2.7 million at October 31, 2005. This increase comprises a $1.5 million increase in cash and cash equivalents and a $0.4 million increase in the cost of bullion at the refinery. Inventories, comprised mainly of gold in process production costs, were reduced to $0.1 million at October 31, 2005 from $0.3 million at April 30, 2005. As a result, the book value of Pacific Rim’s total assets was $10.3 million at October 31, 2005, compared to $8.6 million at April 30, 2005.

At October 31, 2005, Pacific Rim had current liabilities of $0.9 million compared to $1.3 million at year-end 2005. October 31, 2005 current liabilities include $0.8 million in accounts payable, compared to $1.2 million at April 30, 2005. Currently, Pacific Rim has no short- or long-term debt other than minor accounts payable.

The $1.6 million increase in current assets (a $1.9 million increase in cash, cash equivalents and bullion less a $0.1 million reduction in receivables and a $0.2 million reduction in inventories) combined with a $0.4 million decrease in accounts payable and accrued liabilities since April 30, 2005, contributed to a $2.0 million increase in working capital at the end of Q2 2006 (from $(0.1) million at April 30, 2005 to $1.9 million at October 31, 2005).

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Pacific Rim anticipates having sufficient cash and cash flow during the second half of fiscal 2006 from continued gold production at Denton-Rawhide and from the sale of the Andacollo mine to continue its planned exploration programs if there are no significant capital outlays beyond its ongoing drilling program. Additional financing will be required during the remainder of fiscal 2006 if the Company decides to, among other things, expand its exploration program or commence development activities at El Dorado, including construction of an access / haulage ramp.

Pacific Rim received $2.4 million in proceeds from the sale of the Andacollo mine during Q2 2006. This compares to a small expenditure in the Andacollo mine during the comparable period of fiscal 2005. For the six months ended October 31, 2005, Pacific Rim received a total of $3.4 million from the Andacollo mine ($3.0 million in net proceeds from the sale of the mine and $0.4 million from creditor repayments), compared to a total of $0.1 million in creditor repayments during the first six months of fiscal 2005. The $0.4 million CMD creditor repayment received in the first six months of fiscal 2006, representing the amount owing to Pacific Rim under the creditors plan, was the result of the conclusion of the plan during Q1 2006. No further payments are owing to the Company.

Production

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during the second quarter of fiscal 2006 was 3,697 ounces of gold and 33,225 ounces of silver at a total cash production cost of $217 per ounce of gold produced (net of silver credits). Actual cash expended per ounce of gold produced in Q2 2006 was the same as the total cash production cost since there were no non-cash inventory drawdown costs associated with the Q2 2006 production. Pacific Rim’s share of production from the Denton-Rawhide mine during the same quarterly period a year earlier was 5,854 ounces of gold and 55,913 ounces of silver at a total cash production cost (as calculated using industry standards) of $396 per ounce of gold produced. Actual cash expended per ounce of gold produced in Q2 2005 was $227 per ounce, as a portion of the Q2 2005 production included non-cash inventory drawdown costs of $250 per ounce. The decrease in production from Q2 2005 to Q2 2006 is primarily due to the expected decrease in gold ounces remaining on the heap leach pile as residual leaching at Denton-Rawhide continues. Mine operating expenditures decreased quarter over quarter leading to a reduction in production costs per ounce despite the decrease in gold and silver production.

For the six months ended October 31, 2005, Pacific Rim’s share of production from Denton-Rawhide was 7,963 ounces of gold and 74,432 ounces of silver at a total cash production cost of $192 per ounce (actual cash production cost of $184 per ounce), compared to 11,642 ounces of gold and 132,562 ounces of silver at a total cash production cost of $437 per ounce (actual cash production cost of $225 per ounce) for the six months ended October 31, 2004. Mine operating expenditures decreased substantially during the first six months of fiscal 2006 compared to the same period a year earlier leading to a decrease in unit production costs period over period despite the decrease in gold and silver ounces produced.

The gold price closed at $431.65 per ounce on August 1, 2005 (the first trading day in Q2 2006) and $470.75 per ounce on October 31, 2005 (the last trading day in Q2 2006), and traded within a price range of $430.65 to $475.50 within the three-month period of August 1 to October 31, 2005.

Gold production from Denton-Rawhide during the second quarter of fiscal 2006 was approximately 37% lower than in the same quarterly period of fiscal 2005. This decline in production quarter over quarter represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation, exacerbated by the temporary closure of sections of the heap leach pile as re-contouring of the pile continued. Production is

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anticipated to continue through the coming fiscal year, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Outlook

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase.

Available funds will continue to be spent primarily on the El Dorado and Santa Rita gold projects in El Salvador. The Company expects to conclude definition drilling of the South Minita gold zone in the third quarter of fiscal 2006 (the three month period ending January 31, 2006), at which time it expects to commission a resource estimate for South Minita. Based on the results of the South Minita resource estimate, a scoping study-level economic analysis may be undertaken, tying into the existing Minita pre-feasibility study to provide an overall economic assessment of the Minita and South Minita deposits. A full feasibility study of a proposed expanded operation will be undertaken before a decision to commence construction of an access / haulage ramp on the El Dorado is made. The decision to proceed with development of the ramp will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. If and when the Company decides to expand its exploration programs and/or commence development activities at El Dorado, additional financing will be required. During the remainder of fiscal 2006 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, as well as conduct a first phase drill program on the Santa Rita gold project.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee and officer of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives and is responsible for exploration of the Santa Rita project. Mr. Ernst is a geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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